UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Hanafi, Faisal A.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Date of Event Requiring Statement (Month/Day/Year)
   1/1/02

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Regional Director

6. If Amendment, Date of Original (Month/Day/Year)
   01/09/02

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Common Stock                                                 2,500               D   Direct
Common Stock                                                   237               I   by Spouse

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option      (1)       08/15/11  Common Stock                 35,000     $0.6000    D           Direct
(right to buy)
Non-Qualified Stock Option      (2)       02/01/11  Common Stock                 12,500     $2.2500    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       04/30/09  Common Stock                 7,500      $3.6250    D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       05/31/10  Common Stock                 8,000      $9.6250    D           Direct
(right to buy)
Non-Qualified Stock Option      (5)       01/12/10  Common Stock                 5,000      $16.6250   D           Direct
(right to buy)

Explanation of Responses:

(1)  Option to purchase 35,000 shares becomes exercisable in two (2) equal annual installments commencing August 15, 2002.

(2)  Option to purchase 12,500 shares becomes exercisable in four (4) equal annual installments commencing on February 1, 2002.

(3)  3,750 options are currently exercisable.  The option to exercise the remaining 3,750 shares becomes exercisable in two (2)
     equal annual installments commencing April 30, 2002.

(4)  2,000 options are currently exercisable. The option to exercise the remaining 6,000 shares becomes exercisable in three (3)
     equal annual installments commencing on May 31, 2002.

(5)  1,250 options are currently exercisable.  The option to exercise the remaining 3,750 shares becomes exercisable in three (3)
     equal annual installments  commencing January 12, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Hanafi, Faisal A.
DATE: January 24, 2002